BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 13, 2026

General Money Market Fund, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation - Dreyfus Money Market Fund

To Whom It May Concern:

Effective March 31, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Money Market Fund (the "fund"), a series of General Money Market Fund, Inc., as follows:

Service Shares

The fund's investment adviser, BNYIA has contractually agreed, until at least March 31, 2027, to waive receipt of its fees and/or assume the direct expenses of the fund's Service shares so that the direct expenses of the fund's Service shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 1.00%. On or after March 31, 2027, BNYIA may terminate the expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYIA to lower the net amounts shown and may only be terminated prior to March 31, 2027, in the event of termination of the Management Agreement between BNYIA and the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels
                                                         James Windels

        Director

Accepted and Agreed To:

GENERAL MONEY MARKET FUND, INC.

-DREYFUS MONEY MARKET FUND

By: /s/ Amanda Quinn

Amanda Quinn

Assistant Secretary